Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

February 24, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Rucha Pandit Donald Field Aamira Chaudhry Rufus Decker

Re:	Qilun Group Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed January 17, 2023 File No. 333-268512

Dear Ms. Pandit, Mr. Field, Ms. Chaudhry and Mr. Decker:

We write on behalf of Qilun Group Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 13, 2023, commenting on the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed January 17, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 5 and reissue in part. Please revise your cash flow discussion to include a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has amended the Registration Statement cover page to include a cross-reference to the consolidated financial statements in the disclosure relating to the Company’s cash transfers, cash flow, dividends and distributions.

2.	Please refer to your HFCAA disclosures here and throughout the prospectus. We note that there have been a number of developments related to the HFCAA and its related statutes and regulations. Please revise the cover page and prospectus throughout based on the most up to date information.

Response: In response to this comment, the Company has amended the Registration Statement cover page and corresponding risk factor disclosure to reflect recent developments with respect to HFCAA and AHFCAA.

Cash Transfers and Dividend Distributions, page 6

3.	We note your response to comment 13 and reissue in part. Please provide a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has amended the Registration Statement to include a cross-reference to the consolidated financial statements of the Company with respect to cash transfers, cash flow, dividends and distributions.

The Offering, page 8

4.	We note your response to comment 14 and reissue in part. Please revise your disclosure to consistently reflect which OTC market you wish to seek quotation on. In this regard, we note references to the OTC Market on the cover page and page 71 of the prospectus.

Response: In response to this comment, the Company has amended the Registration Statement to consistently refer to the Company’s intention to apply for listing on the OTCQB.

5.	We note your disclosure on the prospectus cover page that the “offering is contingent on obtaining a listing or quotation of the Shares on an existing public market” and that the “selling stockholders will sell at a fixed price of $0.20 per Share until the ordinary shares are listed or quoted on an existing public trading market.” Please revise this section to disclose the market contingency and fixed price. Additionally, we note that the offering terms appear inconsistent. In this regard, you state the selling shareholder will sell at a fixed price until there is an existing public trading market but then you also state that the offering is contingent on obtaining a listing or quotation on an existing public market. The offering contingency and fixed price components appear to conflict. Please revise as applicable to clarify the terms of the offering.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that “[t]he offering is contingent on obtaining a listing or quotation of the Shares on an existing public market” and that the Company “expect[s] the selling stockholders to sell at an initial fixed price of $0.20 per Share upon listing or quotation on an existing public trading market, and thereafter at prevailing market prices or privately negotiated prices.”

“We have engaged in transactions with related parties . . .”, page 14

6.	We note your response to comment 18 and reissue. Please disclose the material terms of the agreements you have with Shenzhen Yuanheng Culture and Art Creative Co., Ltd. in the Related Party Transactions section on page 68. Additionally, please file the agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to disclose the material terms of the Cooperation Agreement on Sales Commissions between the Company and Shenzhen Yuanheng Culture and Art Creative Co. in the Related Party Transactions section. The Company has further amended the Registration Statement to include the Cooperation Agreement on Sales Commissions as Exhibit 10.3 to the Registration Statement.

Index to Consolidated Financial Statements, page F-1

7.	We note your response to comment 24. However, you have not separately disclosed revenue or cost of revenue from related parties on the face of your consolidated statements of operations and comprehensive income. You also have not disclosed cash changes in the corresponding related party accounts receivable and accounts payable amounts in the net cash provided by operating activities section of your statements of cash flows. Please disclose all related party amounts on the faces of your balance sheets, statements of operations and comprehensive income and statements of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Response: In response to this comment, the Company has amended the financial statements included in the Registration Statement, in particular, the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020, and the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2021, to disclose, in separate line items, all related party transactions and amounts.

Item 8. Exhibits and Financial Schedules

(a) Exhibits

Exhibit 23.1, page II-1

8.	Please have your auditors update the date of their consent and refer to the financial statements for the year ended December 31, 2020.

Response: In response to this comment, the Company has amended the Registration Statement to include an auditor consent dated as of the date of the re-filing and to include a reference to the financial statements of the Company for the year ended December 31, 2020.

General

9.	We note your response to comment 27 and reissue. Please revise the Exhibits Index to indicate that a local counsel opinion will be provided.

Response: In response to this comment, the Company has amended the Exhibit Index in the Registration Statement to reflect the inclusion of a legal opinion of Ogier, Cayman Island’s counsel, and has filed such legal opinion with the amended Registration Statement.

Please feel free to contact me should you require additional information at (917) 574-7812 or mallen@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Mason Allen
Mason Allen, Esq.